

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2023

Alf Melin
Executive Vice President and Chief Financial Officer
TechnipFMC plc
Hadrian House, Wincomblee Road
Newcastle Upon Tyne, United Kingdom

> **Re: TechnipFMC plc**
> **Form 10-K for the Year Ended December 31, 2022**
> **Form 8-K filed on July 27, 2023**
> **File No. 001-37983**

Dear Alf Melin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Results of Business Segments, page 48

1.   You refer to various factors that impacted your operations both here and in the segment discussion, however, you do not quantify the impact of these factors. For example, you state that subsea revenue increased due to higher project installation activity in Brazil and the United Kingdom, which was offset by the negative impact of foreign exchange. You also indicate that the increase in Surface Technologies operating profit increased due to both volume and pricing in North America. Where a material change is due to two or more factors, please revise to provide a quantified discussion of the various factors impacting such change. In addition, you state that the increase in Surface Technologies revenue was driven by an increase in North American activity. Please revise to include a quantified discussion of the factors impacting such activity with a focus on specific projects or products, where possible. Refer to Item 303(b) of Regulation S-K.

Consolidated Financial Statements of TechnipFMC PLC and Consolidated Subsidiaries
Note 22. Pension and Other Post-Retirement Benefit Plans, page 97

2.   We note that you used a weighted-average discount rate of 9.97% to determine the benefit obligation for international pension plans in fiscal 2022 compared to a discount rate of 1.99% in fiscal 2021. Please explain to us the reason for such increase and provide us with the discount rates used in determining your weighted-average assumptions for each of Netherlands, France, Germany, United Kingdom and Canada.

Item 2.02 Form 8-K Furnished July 27, 2023

Exhibit 99.1
Reconciliation of GAAP to non-GAAP Financial Measures, page 18

3.   You state that management believes the exclusion of charges and credits from your financial measures enables investors and management to more effectively evaluate TechnipFMC's operations and consolidated results of operations period-over-period, and to identify operating trends that could otherwise be masked or misleading to both investors and management by the excluded items. Please revise to remove the reference to "masked or misleading" as your current disclosures appear to imply that the GAAP financial measures could potentially be misleading. Provide us with proposed revisions in your response.

4.   Please explain how you determined the income tax effects on your measure of non-GAAP Income (loss) from continuing operations attributable to TechnipFMC plc. In your response, address why you have not included a tax adjustment for the non-recurring legal settlement charge in this Form 8-K earnings release, or similarly, for impairment and other charges and loss from investment in Technip Energies in the February 23, 2023 Form 8-K. Also revise your disclosures to explain how the tax effects of the non-GAAP adjustments are calculated. Refer to Question 102.11 of the non-GAAP C&DIs.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Julia Thompson